

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Philip McHugh
Chief Executive Officer
Paysafe Ltd
Victoria Place
31 Victoria Street
Hamilton H10. Bermuda

>   **Re: Paysafe Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed February 1, 2021**
>   **File No. 333-251552**

Dear Mr. McHugh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-4

Background of the Business Combination, page 129

1.   We note your response to our prior comment 10 and reissue it in part. We note that FTAC shareholders are voting to approve the proposed business combination and essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or proposed different pro forma equity ownership calculations or changed the transaction structure or financing to ensure a certain pro forma equity ownership outcome. In each case, no specific details are disclosed. Please revise this section to more clearly detail how the FTAC shareholder's equity ownership percentage was specifically negotiated and

ultimately determined. In this regard, we note key events appear to have occurred on or around October 15th, October 19th and November 24th of 2020.

2. We note on October 15, 2020 that representatives of FTAC provided an initial non-binding indication of interest to representatives of PGHL, which contemplated a total enterprise valuation for the post-closing combined company of $10.5 billion and a proposed pro forma equity ownership calculation. Please revise to specifically detail the proposed pro forma equity ownership calculation to include relative percentages between the different shareholder contingency groups and specifically the proposed pro forma equity ownership of FTAC's public shareholders.

3. We note on October 19, 2020 that representatives of PGHL provided an initial draft term sheet to representatives of FTAC outlining the basic parameters for a transaction between PGHL and FTAC. We also note that the initial term sheet set forth an updated pro forma equity ownership calculation. Please revise to specifically detail the updated pro forma equity ownership calculation to include relative percentages between the different shareholder contingency groups and specifically the updated pro forma equity ownership of FTAC's public shareholders.

4. We note your disclosure that based on feedback from and following discussions among representatives of PGHL, the placement agents and certain anchor investors, it was determined that the total enterprise valuation for the post-closing combined company should be reduced to $9 billion and the contemplated PIPE investment should be reduced to $2 billion to ensure best execution in connection with the contemplated PIPE investment and enable the CVC investors and the Blackstone investors to retain a greater ownership interest in the post-closing combined company. Please revise to detail how these changes to the deal structure affected the pro forma equity ownership calculations to include relative percentages between the different shareholder contingency groups and specifically the pro forma equity ownership of FTAC's public shareholders. To the extent the pro forma equity ownership calculations were discussed at the November 24, 2020 meeting, please revise accordingly.

5. We note your response to prior comment 12. Please elaborate upon the illustrative base returns for a four year old period and exit multiples as well as the similar characteristics of other transactions involving Mr. Foley and what the similarity of those transactions was intended to convey to the Board. Also, if the Board took these factors into account in approving the transaction, please revise to state as much under "FTAC's Board of Director's Reasons for the Approval of the Business Combination."

FTAC's Board of Directors' Reasons for the Approval of the Business Combination, page 135

6. We note that transaction valuation and pro form equity ownership percentages appeared to be key factors in structuring the overall transaction between the various shareholder contingency groups. If true, please disclose that the FTAC board of directors considered the pro forma equity ownership percentage of FTAC's shareholders as ultimately

determined, and in relation to other shareholder contingency groups, to be a positive or negative factor in approving the business combination.

Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services